April 16, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Riedler

Re:	Inhibitex, Inc. Comments to Registration Statement on Form S-3 Filed March 30, 2010 File No. 333-165786
Dear Mr. Riedler:
On behalf of Inhibitex, Inc. (the “Company”), I am writing in response to the Staff’s comment contained in its letter, dated April 12, 2010 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3, File No. 333-165786, filed on March 30, 2010 (the “Registration Statement”). For ease of review, the Staff’s comment is included below, in bold text, followed by the Company’s response thereto.
1.
We note that your registration statement incorporates by reference your Form 10-K Annual Report for the fiscal year ended December 31, 2009, which was filed on March 26, 2010. However, that Form 10-K does not include the disclosure required by Part III of the form. Instead, it incorporates by reference such disclosure from information that will be contained in your 2010 annual proxy statement to shareholders. Accordingly, and consistent with Compliance and Disclosure Interpretation 123.01 promulgated by the staff of the Division of Corporation Finance, you must either file an amended Form 10-K that includes the disclosure required by Part III of Form 10-K or file your definitive proxy statement, including the disclosure required by Part III of Form 10-K, before the above-referenced registration statement may go effective.

In response to the Staff’s comment, we acknowledge that the Company must provide the disclosure required by Part III of Form 10-K for the fiscal year ended December 31, 2009 before the Registration Statement may go effective. Accordingly, the Company, within the required time period, either will file an amended Form 10-K for the fiscal year ended December 31, 2009 that includes the disclosure required by Part III of Form 10-K or will file a definitive proxy statement that includes the disclosure required by Part III of Form 10-K, before requesting acceleration of the effectiveness of the Registration Statement.

Inhibitex, Inc. • 9005 Westside Parkway • Alpharetta, GA 30009
(678) 746-1100 • (678) 746-1299 Fax • www.inhibitex.com

Securities & Exchange Commission
April 16, 2010

In addition, as requested in the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this response, please call the undersigned, at (678) 746-1136, or the Company’s outside counsel, David S. Rosenthal, at (212) 698-3616.
Sincerely,
Russell H. Plumb
President and Chief Executive Officer
Enclosure
cc: David S. Rosenthal

Inhibitex, Inc. • 9005 Westside Parkway • Alpharetta, GA 30009
(678) 746-1100 • (678) 746-1299 Fax • www.inhibitex.com